SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                           FORM 8-A/A
                        Amendment No. 1


       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                St. Joseph Light & Power Company
     (Exact name of registrant as specified in its charter)


       Missouri                           44-0419850
(State of incorporation      (I.R.S. Employer Identification No.)
 or organization)

520 Francis Street, P.O. Box 998 St. Joseph, Missouri  64502-0998
(Address of principal executive offices)               (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A(c)(1) please check the following box. / /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. / /

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be          Name of each exchange on which
      so registered                each class is to be registered
----------------------------       ------------------------------
Common Stock Purchase Rights           New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                              None
                        (Title of Class)


         INFORMATION REQUIRED IN REGISTRATION STATEMENT

          St. Joseph Light & Power Company (the "Company") hereby amends the following items of its Registration Statement on Form
8-A dated and filed with the Securities Exchange Commission (the
"SEC") on November 20, 1996.

          Item 1.   Description of the Company's Securities to be
Registered.

          On March 4, 1999, the Company and Harris Trust and
Savings Bank, as Rights Agent (the "Rights Agent"), amended the
Rights Agreement, dated as of September 19, 1996, between the Company and the Rights Agent.

          The description under section "Item 1.   Description of
Registrant's Securities to be Registered." in the Company's Registration Statement on Form 8-A dated, and filed with the SEC on, November 20, 1996, is amended by deleting such description in its entirety and substituting therefor the following:

          On September 18, 1996, the Board of Directors (the "Board") of St. Joseph Light & Power Company, a Missouri corporation (the "Company"), declared, subject to the receipt by the Company of the approval of the Public Service Commission of the State of Missouri, which approval has since been received, a dividend of one common stock purchase right (a "Right") for each outstanding share of common stock, without par value (the "Common Stock"), of the Company. The dividend was payable on December 4, 1996 (the "Record Date") to the holders of record of the Common Stock at the close of business on such date. Each Right entitles the registered holder (except as described below) to purchase from the Company one-half of a share of Common stock at a price (the "Purchase Price") of $35 per one-half of a share, subject to adjustment. The terms of the Rights are set forth in the Rights Agreement, dated as of September 18, 1996, as amended by the Amendment to the Rights Agreement, dated as of March 4, 1999 (collectively, the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"). Capitalized terms not defined herein have the respective meanings specified in the Rights Agreement.

          Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and the Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15%or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer, which, if consummated, would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock.

          Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates,
(ii) new Common Stock certificates issued after December 4, 1996 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

          Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Common Stock will be issued.

          As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

          In the event that, at any time following the Distribution Date, a person or group becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (an "Acquiring Person"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right. If an insufficient number of shares of Common Stock is authorized for issuance, then the Board would be required to substitute cash, property or other securities of the Company for the Common Stock. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below.

          For example, at an exercise price of $35 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $70 worth of Common Stock (or other consideration, as noted above) for $35. Assuming that the Common Stock had a per share value of $17.50 at such time, the holder of each valid Right would be entitled to purchase eight one-half shares (or four whole shares) of Common Stock for $35.

          In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

          Notwithstanding any of the foregoing terms, none of UtiliCorp United Inc., a Delaware corporation ("UCU"), any of its affiliates or associates or any of its permitted assignees or transferees shall become or be deemed to be an "Acquiring Person" and a "Distribution Date" shall not occur as a result of (i) the execution and delivery of the Merger Agreement, dated as of March 4, 1999, between UCU and the Company, as the same may be amended in accordance with the terms thereof (the "Merger Agreement");
(ii) the public announcement of such execution and delivery;
(iii) the consummation of (x) the merger of the Company with and into UCU (the "Merger") or (y) the other transactions contemplated by the Merger Agreement, each in accordance with the terms of and subject to the conditions set forth in the Merger Agreement.

          The purchase price payable, and the number of one-halves of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common stock, the Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

          The Rights are not exercisable until the Distribution Date and will expire at the earlier of (i) the close of business on the date of consummation of the Merger or (ii) the close of business on December 4, 2006, unless earlier redeemed by the Company as described below.

          In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board) at any time until ten days following the Stock Acquisition Date. Immediately upon the action of the Board authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by stockholders or the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for Common Stock of the acquiring company as set forth above.

          The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

          A copy of the Rights Agreement is available free of charge from the Company. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference. Item

          2.   Exhibits.

          4.1. Rights Agreement, dated as of September 18, 1996, between St. Joseph Light & Power Company and Harris Trust and Savings Bank, as Rights Agent is incorporated by reference from Exhibit 4 to the Company's Report on Form 8-K, dated as of October 1, 1996.

          4.2 Amendment to the Rights Agreement, dated as of March 4, 1999, between St. Joseph Light & Power Company and Harris Trust and Savings Bank, as Rights Agent is incorporated by reference from
               Exhibit 4.1 to the Company's Report on Form 8-K, dated as of March 8, 1999.



                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, St. Joseph has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned hereunto duly authorized.


                              ST. JOSEPH LIGHT & POWER COMPANY



                               By: /s/ Gary L. Myers

                                       Gary L. Myers
                               Vice President, General Counsel
                                       and Secretary


Dated:  March 15, 1999